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                          July 13, 2021

       Brian Sun
       Senior Vice President and General Counsel
       Sorrento Therapeutics, Inc.
       4955 Directors Place
       San Diego, CA 92121

                                                        Re: Sorrento
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 25, 2021
                                                            File No. 333-257412

       Dear Mr. Sun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin,
Esq.